

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05046718

larch 8, 2005

Bruce M. Taten
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, TX 77067-4525

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2005

Re: Nabors Industries Ltd.
Incoming letter dated February 11, 2005

Dear Mr. Taten:

This is in response to your letter dated February 11, 2005 concerning the shareholder proposal submitted to Nabors by the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Julie Castillo
Assistant Treasurer
The Domestic and Foreign Missionary Society
of the Protestant Episcopal Church in the United States of America
815 Second Avenue
New York, NY 10017-4503



NABORS CORPORATE SERVICES, INC.

Bruce M. Taten
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4525
281-775-8556
281-775-8431 (Dept. fax)
281-775-4318 (Private fax)

February 11, 2005

By Hand Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nabors Industries Ltd.—Shareholder Proposal Submitted by the Domestic and Foreign Missionaries Society of the Protestant Episcopal Church.

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Nabors Industries Ltd. (the "Company") to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder resolution and statement in support thereof (together, the "Proposal") received from the Domestic and Foreign Missionaries Society of the Protestant Episcopal Church (the "Proponent").

The Proposal and accompanying correspondence from the Proponent are attached hereto as Exhibit A. References herein to "Rules" refer to rules promulgated under the Securities Exchange Act of 1934.

The Company respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission ("SEC" or "Commission") Division of Corporation Finance not recommend any type of enforcement action to the Commission if the Company omits the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the Staff concur in our view that:

(a) The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), copies of this letter and its attachments are being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Commission.

ANALYSIS

We believe that the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal."

The Proponent submitted the Proposal to the Company by a facsimile dated January 7, 2004. That facsimile asserted that Proponent was a shareholder, but did not include evidence demonstrating that the Proponent satisfied Rule 14a-8(b). See Exhibit A. Moreover, the Proponent does not appear in the records of the Company's stock transfer agent as a shareowner of record. Accordingly, in a letter dated January 17, 2005, which was sent within 14 days of the Company's receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent's response had to be postmarked within 14 days of receipt of the Company's letter. A copy of the Company's letter to the Proponent is attached hereto as Exhibit B. In addition, the Company enclosed with its notice of deficiency a copy of Rule 14a-8, which also sets forth the manner in which the Proponent could submit adequate information.

The Company's January 17 letter was sent to the Proponent via facsimilie and courier delivery, and the Company has confirmation the the facsimile transmission was received on January 17, 2005 and confirmation from the courier company that the letter was delivered to the Proponent on January 19, 2005. A copy of the facsimile confirmation and delivery confirmation from the courier company is attached hereto as Exhibit C. The Company's letterhead clearly shows the address and facsimile number of the Company's principal executive offices, to which a response should have been directed. On February 8, 2005, the Proponent sent a facsimile copy of a letter dated February 3, 2005 from the Bank of New York describing the Proponent's share ownership in the Company. A copy of that letter is attached as Exhibit D. The deadline established by Rule 14a-8(f) for responding to the Company's notice is 14 days after receipt, or in this case, January 31, 2005, so a response transmitted by facsimile on February 8 was untimely, as would have been a letter postmarked February 3—although the Company has not received any such letter by post. Moreover, the letter sent to the Company on February 8 does not meet the requirements of Rule 14a-8(b); specifically, the letter states that the Proponent held the Company's shares for more than one year "prior to January 12, 2005." The Proponent's Proposal was submitted January 7, 2005, so the bank's letter does not meet the Rule's requirement of "verifying that, at the time [the shareholder] submitted [its] proposal, [the shareholder] held the securities for at least one year." *See, e.g., Eastman Kodak Company* (avail. Feb. 7, 2001) (broker letter stating ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted), and *IBM Corp.* (avail. Dec. 18, 2002) (broker letter stating ownership from November 7, 2000 through November 7, 2001 insufficient to provide proof of ownership for the year preceding November 5, 2001).

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligations under Rule 14a-8 in its October 26 letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Proponent' response had to be postmarked within 14 days after their receipt of the Company's letter.

the Company's notice also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareowner proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareowner provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareowner proponent submitted the proposal, the shareowner proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareowner proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareowner proponent's written

statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit B, the Company's January 17 letter contained this language, and thus provided the Proponent with appropriate notice regarding the ownership information that was required and the manner in which the Proponent must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which the Company did in its January 17 letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a shareowner proposal based on a proponent's failure to provide evidence of his or her eligibility under Rules 14a-8(b) and (f)(1). See *Intel Corporation* (avail. Jan. 29, 2004); *Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corp.* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001); and *General Electric Company* (avail. Dec. 27, 2004). Accordingly, we believe that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Our conclusion is that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information. We respectfully ask the Staff's concurrence that the Proposal may be excluded from the Company's 2005 Proxy Materials.

Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Please do not hesitate to call me at (281) 775-8556, if I can be of any further assistance in this matter.

Sincerely,



Bruce M. Taten
Vice President and General Counsel

cc: Ms. Julie Castillo
Assistant Treasurer
Domestic and Foreign Missionary Society of the
Protestant Episcopal Church in the United States of America
815 Second Avenue
New York, NY 10017 USA

Exhibit A

Proposal and Accompanying Correspondence from Proponent

Elma Blair, Administrative Assistant
The Episcopal Church Center
815 Second Avenue,
New York, NY 10017
Telephone #: 212-716-6050
Fax #: 212-490-6684

Peace and Justice Ministries
Facsimile Transmittal

To: Eugene M. Isenberg Fax: 0-11-246421-9472

From: Elma Blair Date: 1/7/05

Re: Document attached Pages: 3

CC:

☑ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Comments:

Please confirm receipt of attached document.

Thank you.

Elma Blair



THE EPISCOPAL CHURCH

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY
OF THE PROTESTANT EPISCOPAL CHURCH IN THE UNITED STATES OF AMERICA

VIA FACSIMILE 011 246421 9472

January 7, 2005

Eugene M. Isenberg
Chairman and Chief Executive Officer
Nabors Industries Ltd.
2nd Floor
International Trading Centre
PO Box 905
Warrens, St. Michael, BARBADOS

Dear Mr. Isenberg:

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America is the beneficial owner of 9,022 shares of Nabors Industries common stock (held for the Church by Quick & Reilly and The Bank of New York).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to board diversity; we believe that corporate boards should be diverse with regard to race and sex.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the Board, in connection with its search for suitable Board candidates, to make greater efforts to ensure that women and persons from minority racial groups are among those it considers for nomination to the Board, for consideration at the 2005 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in Nabors Industries for the past year, and will hold at $2,000 in shares through the 2005 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, the staff consultant to the Church's Social Responsibility in Investments Program, can be contacted with regard to this resolution at 4938 Kokopelli Drive NE, Rio Rancho, NM 87144 or 505.867.0641.

Very truly yours,

J Castillo

Julie Castillo
Assistant Treasurer

THE EPISCOPAL CHURCH CENTER
815 SECOND AVENUE NEW YORK, NY 10017-4503 USA • 212 716-6000 • 800 334-7626 • www.episcopalchurch.org

BOARD DIVERSITY RESOLUTION

WHEREAS

Nabors Industries currently has a distinguished board of eight persons, all of whom are white males; and

We believe that our Board should take every reasonable step to ensure that women and persons from minority racial groups are in the pool from which Board nominees are chosen; therefore be it

RESOLVED that the shareholders request the Board:

1. In connection with its search for suitable Board candidates, to ensure that women and persons from minority racial groups are among those it considers for nomination to the Board.

2. To publicly commit itself to a policy of board inclusiveness, including steps to be taken and a timeline for implementing that policy.

3. To report to shareholders, at reasonable expense (and omitting proprietary information) by November 2005:

   a. On its efforts to encourage diversified representation on the board; and

   b. Whether, in the nominating committee's charter or its procedures, diversity is included as a criterion in selecting the total membership of the Board.

SUPPORTING STATEMENT

Recent corporate scandals resulted in the enactment of the Sarbanes-Oxley Act and both the stock exchanges and the SEC have taken actions to enhance the independence, accountability and responsiveness of corporate boards, including requiring greater board and committee independence.

We believe that in order to enhance such independence it is necessary for corporations to aggressively seek diversity by gender, age and race among their board candidates. As companies seek new board members to meet the new independence standards, there is a unique opportunity to enhance diversity on the board. Several corporations (including JPMorgan Chase, Coca-Cola, Johnson & Johnson, Pfizer, Procter & Gamble, and TimeWarner) have included their commitment to board diversity (by gender and race) in the charters for their nominating committees (both NYSE and NASDAQ now require committee charters). We believe that the judgment and perspectives offered from deliberations of a diverse board of directors improve the quality of their decision making and will enhance business performance by enabling a company to respond more effectively to the needs of customers worldwide.

We note that only a relatively small number of S&P 500 companies have all-white-male boards. We believe that many publicly-held corporations have benefited from the perspectives brought by many well-qualified board members who are women or minority group members. For that reason, some institutional investors are pressuring companies to diversify their boards. For example, the 2003 corporate governance guidelines of America's largest institutional investor (TIAA -CREF) calls for diversity of directors by experience, sex, age and race.

Similarly, in 2002 the $20 billion Connecticut Retirement and Trust Funds launched a board diversity initiative. "My first priority as treasurer is the bottom line," said Connecticut State Treasurer Denise Nappier. "Greater diversity leads to better corporate governance, which is good for Connecticut's investments. I regard diversity as key to the functioning of an effective board. In a complex global market you need to pick from the largest pool of talent available to you," said Ms. Nappier.

We urge the Board to enlarge its search for qualified members by casting a wider net.

Exhibit B

Company's Letter of January 17, 2005

 **NABORS INDUSTRIES LTD**

2nd Fl. International Trading Centre
Warrens
P.O. Box 905E
St. Michael, Barbados
246-421-9471
246-421-9472 (Fax)

January 17, 2005

Via Facsimile (212) 490-6684
and Federal Express
Ms. Julie Castillo
Assistant Treasurer
Domestic and Foreign Missionary Society of the
Protestant Episcopal Church in the United States of America
815 Second Avenue
New York, NY 10017
USA

Re: Shareholder Proposal—Nabors Industries Ltd.

Dear Ms. Castillo:

This is to notify you of certain procedural or eligibility deficiencies with respect to your letter of January 7, 2005, submitting a shareholder proposal on behalf of the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America for inclusion in the proxy statement to be distributed to Nabors Industries Ltd. shareholders in advance of the company's 2005 Annual General Meeting. Pursuant to Rule 14a-8 established by the U.S. Securities and Exchange Commission, we request the following information.

You stated that the proposal is submitted under Rule 14a-8. That Rule specifies that in order to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted upon on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. The Rule further provides that if a shareholder is not a registered holder of the company's securities, at the time the shareholder submits its proposal, the shareholder must prove its eligibility to the company.

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America does not appear in the company's records as a registered shareholder. Please provide evidence of ownership in accordance with Rule 14a-8, That Rule provides that you may prove beneficial ownership to the company in one of two ways:

1. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

2. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

   A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

   B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

   C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Nabors Industries Ltd. reserves the right to object to the proposal as permitted under Rule 14a-8. A copy of Rule 14a-8 is attached for your reference. In accordance with Rule 14a-8, your response to this notification must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification.

Once we receive the requested information, we would like to schedule a meeting with you to discuss your proposal.

Please contact Mr. Bruce M. Taten, General Counsel of Nabors Corporate Services, Inc. at (281) 874-0035 with any questions.

Sincerely yours,



Daniel McLachlin
Vice President—Administration

Enclosure

c: Via Federal Express
Mr. Harry Van Buren
Social Responsibility in Investments Program
4938 Kokopelli Drive NE
Rio Rancho, NM 87144
USA

Bruce M. Taten
General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, 12th Floor
Houston, TX 77067

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your

response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

Proof of Delivery

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	2131
CONNECTION TEL	12124906684
CONNECTION ID	
ST. TIME	01/17 17:00
USAGE T	01'45
PGS. SENT	9
RESULT	OK



NABORS INDUSTRIES LTD

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Mailing Address:
2nd Fl. International Trading Centre
Warrens
PO Box 905E
St. Michael, Barbados
246-421-9471
(Fax) 246-421-9472

FACSIMILE COVER SHEETS

DATE: January 17, 2005

TO: Julie Castillo

COMPANY Domestic Foreign Missionary Society of the Protestant Episcopal Church in the United States of America

FAX: 212-490-6684

FROM: Dan McLachlin

RE: Shareholder Proposal

FEDEX TRACKING NO.
791448962609
DELIVERED JAN 19, 05

TOTAL NUMBER OF PAGES INCLUDING COVER: 9

Please see attached.



FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

02/08/2005

Dear Customer:

Here is the proof of delivery for the shipment with tracking number **791448962609**. Our records reflect the following information.

Delivery Information:

Signed for by: F.WATSON



Delivery Location: 815 SECOND AVENUE
Delivery Date: Jan 19, 2005 09:12

Shipping Information:

Tracking number: 791448962609

Ship Date: Jan 18, 2005
Weight: 0.5 kgs.

Recipient:
JULIE CASTILLO
815 SECOND AVENUE
NEW YORK , NY 10017
US

Shipper:
MARIA ALLEYNE
NABORS HOLDINGS LTD
2ND FL INTERNATIONAL TRADING CENTR
ST. MICHAEL BB

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx®

Exhibit D

Facsimile Letter Received February 8, 2005

EPISCOPAL CHURCH CENTER
815 SECOND AVENUE
NEW YORK, N.Y. 10017-4594

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Daniel McLachlin	Denise Coy
COMPANY:	DATE:
Nabors	2/8/05
FAX NUMBER:	TOTAL NO. OF PAGES INCLUDING COVER:
246-421-9472	2
PHONE NUMBER:	SENDER'S FAX NUMBER:
246-421-9471	212-867-0395
RE:	SENDER'S PHONE NUMBER:
Proof of Shares	212-716-6175

URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYC

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

February 3, 2005

Mr. Daniel McLachlin, Vice President—Administration
Nabors Industries Ltd.
2nd Floor, International Trading Centre
Warrens
P.O. Box 905E
St. Michael, Barbados

Dear Mr.McLachlin:

Re: The Domestic and Foreign Missionary Society of the
Protestant Episcopal Church in the United States of America

At the request of Ms. Julie Castillo, Assistant Treasurer, we would like to confirm that The Bank of New York acts in the capacity of custodian for the above-captioned account. We certify that The Domestic and Foreign Missionary Society held at least 8,422 shares of Nabors Industries Ltd. common stock continuously for more than one year prior to January 12, 2005. These shares were held for The Bank of New York at the Depository Trust Company.

Very truly yours,



Mary Tanaskovic Bitting
Vice President
(212) 635-1574

DandFNaborsJanuary2005

cc: Mr. Bruce M. Taten, General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, 12th Floor
Houston, TX 77067

Ms. Julie Castillo
Mr. Harry Van Buren, Social Responsibility in Investments Program

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 11, 2005

The proposal relates to board composition.

There appears to be some basis for your view that Nabors may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Nabors' request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Nabors omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel